April 15, 2026

Dear Fellow Shareholders,

The past year was fundamentally transformational for Elemental. We entered 2025 with strong financial momentum, and materially expanded the scale, quality, and resilience of our business. We delivered record revenue and cash flow, strengthened our producing royalty base, completed the merger with EMX to form Elemental Royalty Corporation, introduced our inaugural dividend policy, and broadened our capital markets profile through listings on Nasdaq and, more recently, the Toronto Stock Exchange. Each of these achievements would be significant on its own; together, they have positioned Elemental as a much stronger and more diversified royalty company than at any point in our history.

In November, we completed the merger with EMX, establishing a new mid-tier, gold-focused streaming and royalty company with 18 producing assets and more than 200 royalties across six continents. The merger brings together Elemental's acquisition track record with EMX's royalty generation capabilities, broadening both our current cash flow base and long-term optionality. The combined portfolio includes increased exposure to Caserones, with a combined 1.356%NSR royalty, in addition to royalties over Zijin's copper-gold Cukaru Peki Mine (Timok) in Serbia, and a 1% NSR on Leeville operated by Nevada Gold Mines. Importantly, the enlarged portfolio and platform is already demonstrating the value of EMX's royalty generation engine, including earn-in agreements with tier one miners BHP, Ivanhoe Electric, Kennecott, and First Quantum Minerals.

At the asset level, our portfolio continued to perform exceptionally well. Of our cornerstone assets, Karlawinda delivered another strong year and advanced toward its expansion project, Korali-Sud emerged as an important new cash-flowing asset in 2025, contributing maiden revenue and milestone payments while highlighting the value of our exposure to high-margin gold production. Caserones continued to provide foundational copper-linked cash flow, supported by improving operational performance and continued exploration activity, while Bonikro remained a solid contributor within our producing royalty base.

We continue to take important steps to further enhance the portfolio. In September 2025, in parallel to the merger, we announced the Laverton and Dugbe royalty acquisitions, building our exposure in what we now consider a cornerstone royalty position in a Tier 1 Australian jurisdiction at Genesis Minerals' Laverton Project, and adding exposure to a large-scale development asset in Liberia through the acquisition of Dugbe. These transactions further strengthened our gold weighting and near-term development pipeline.

Our financial performance evidences the success of our strategy. In 2025, Elemental generated record revenue (plus attributable share of Caserones) of US$49.2 million, up 128% year over year, alongside adjusted EBITDA of US$34.9 million and adjusted operating cash flow of US$33.9 million. We finished the year with US$69 million of cash and cash equivalents and substantial working capital, giving us meaningful flexibility to continue investing in growth while maintaining a disciplined balance sheet.1

Capital allocation remained a central focus throughout the year. Concurrent with the EMX merger, we received US$100 million through a private placement with our major shareholder, Tether, allowing us to complete the acquisitions of Dugbe and Laverton, and to repay off all outstanding debt. Following the merger, we expanded our revolving credit facility to US$150 million with a further US$50 million accordion feature. Alongside that enhanced financial flexibility, we also introduced an inaugural dividend policy of US$0.12 per share annually, payable quarterly. We believe this combination of balance sheet strength, access to capital, and a sustainable shareholder return framework reflects both the maturity of the business and our confidence in its future cash-generating capacity.

The merger has also significantly augmented our leadership team and strengthened our platform for future growth. As Chief Executive Officer, I am excited to work alongside COO and President, Frederick

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1 Cash balance as of April 15, 2026

Bell, whose commercial acumen, industry insight, and proven leadership give me tremendous confidence in the Company's continued success. Together with Stefan Wenger as Chief Financial Officer and David Baker as Chief Investment Officer, we have assembled a highly capable leadership group with deep technical, transactional, and operating expertise, and I believe we are exceptionally well positioned to build on this momentum and create long-term value for our shareholders.

As we look ahead, our focus is on disciplined execution, portfolio optimization, and converting the benefits of our enlarged platform into sustained per-share value creation. Central to that objective is the continued growth of net asset value per share, which we view as one of the key measures of long-term value creation for shareholders. By remaining disciplined in how we allocate capital, evaluate acquisitions, and advance our royalty generation strategy, we aim to ensure that growth in scale translates into meaningful growth in value on a per-share basis. Our objective remains clear: to build a premier royalty company that combines durable cash flow, through disciplined capital allocation, and exposure to the next generation of value-accretive royalty opportunities.

On behalf of the Board and management team, thank you for your continued support and confidence in Elemental. We are excited by the progress we have made, and even more excited by the opportunity ahead as we continue building Elemental Royalty Corporation into a larger, stronger, and more valuable company for all shareholders.

Respectfully yours,

David M Cole

Chief Executive Officer and Director

Elemental Royalty Corporation